OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Count It Labs, Inc.
270 Lafayette Street, STE 1204, New York, NY 10012
www.countit.com
(917) 214-2073



UP TO $1,000,000 OF CROWD NOTES

Count It Labs, Inc. ("Count It," "the company," "we," or "us"), is offering up to $1,000,000 worth of Crowd Notes of the company under Regulation CF. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by August 14, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings"). Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $100,000 under the Combined Offerings (the "Closing Amount") by August 14, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to August 14, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from

registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Count It Labs, Inc. is a C Corporation incorporated on July 31, 2014, under the laws of Delaware. The company has developed web software that allows companies and community groups to run wellness programs driven by fitness trackers.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/count.it/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers, directors and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Full Time with the Company?
Officers:				
Oliver Ryan	President, Chief Executive Officer, Chief Technology Officer	48	August 14, 2014	Yes
Directors:				
Oliver Ryan	Director	48	August 14, 2014	Yes
Significant employees:				
Craig Benerofe	Chief Engineer	43	N/A	Yes

Oliver Ryan

Oliver Ryan is founder, CEO, CTO, and sole director of Count.It Labs. He has served in those positions since the company's inception in July 2014. Prior to starting Count It Labs, Ryan was the CEO of Social Workout Media, Inc. (SWM), an early fitness culture blog and interactive community. He served in that position from July of 2009 to September of 2014. Ryan launched SWM in 2009, and it hosted over 40,000 interactive fitness challenges with partners such as AOL/Huffington Post, Everyday Health, Greatist, Equinox, Yoga Journal, and Whole Foods Market. Ryan is also the co-founder of Apartment Therapy Media (2004), one of the top lifestyle media networks online reaching over 20 million unique visitors per month. From 2004-2008, Ryan also worked as a writer/reporter at *Fortune* magazine. He is a graduate of the Harvard Business School and the Columbia Graduate School of Journalism. He earned his BA in Physics, with honors, from Wesleyan University.

Craig Benerofe

Craig Benerofe is the Chief Engineer of Count It Labs, responsible for all software development, tech strategy, and maintenance of the Count.It platform. He has served in that role since January 2016. Prior to joining Count It, Benerofe worked as a contract web developer for a number of early stage technology companies. Among notable engagements, he was the lead developer and system architect at 300 Entertainment, which has developed a B2B platform for music discovery. In 2015, he served on the software development team at Paperspace, a venture backed Y-Combinator graduate. He has worked closely with IncentFit, a wellness startup, and also launched whostandsup.com, focused on aggregating sales information and analytics on the standing desk market and related ergonomic office furniture. He is a graduate of the University of Michigan, with a B.S. in Computer Science.

Related Party Transactions

Oliver Ryan loaned the company $190,856 in the form of multiple small bridge loans made between August 2014 and March 2017. On March 21, 2017, the debt was converted into Common Stock and Ryan received 5,818,188 shares of Common Stock at a purchase price of $0.00093 per share.

On March 21, 2017, Craig Benerofe received 2,272,730 shares of Common Stock at a purchase price of $0.00093 per share in payment for services rendered to the company.

On May 17, 2017, Oliver Ryan loaned the company $10,000 to maintain operations.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Relating to the Securities

- **We are selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout, or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, based on a valuation cap of $2.5 million, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $2.5 million valuation cap, so you should not view the $2.5 million as being an indication of the company's value. Further, the interest on the notes is accrued interest, therefore you will not receive interest payments on these notes. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note in this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Wilmington, Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the notes, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes or majority of the shares of the preferred equity the notes will convert into, vote to terminate the agreement.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity into which the Crowd Notes are convertible.

Risks Relating to the Company and its Business

- **Our company relies on a single service/product.** Our company relies solely on the fitness platform that we have created. If there is less demand for our product, or one of our competitors achieves a greater market share than we anticipate, this could jeopardize the success of the company.

- **We are likely to operate at a loss for some time.** While we aim to be cash flow positive at some time after this raise, we are currently operating at a loss. If we are unable to successfully market and sell our product, create strategic partnerships, and achieve a healthy market share, then our profitability could be affected.

- **The reviewing CPA has issued a "going concern" opinion in the reviewed financials**. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

- **We depend on a small unpaid management team.** We depend on the experience and skills of a small management team - our CEO Oliver Ryan and our Chief Engineer Craig Benerofe. If the company is unable to call upon these individuals for any reason, then its operation could be harmed.

- **We are controlled by our officers and directors.** Oliver Ryan, Founder and CEO, and Craig Benerofe, Chief Engineer, currently hold nearly all the majority of the company's voting securities, and at the conclusion of this offering will continue to hold a majority of the company's voting rights. Investors in this offering will not have the ability to control the actions of the company.

- **We will need more people to join our company.** We will need to hire additional personnel with specialized skills and experience (including a Software Engineer) necessary to ensure our product is quality and marketed successfully. There are no guarantees that we will be able to find the right people for the job.

- **We have a number of competitors who are larger than we are.** There are a number of companies who are larger than us and who can bring more resources to bear. If these companies achieve a larger market share than we anticipate, then it is possible that the success of our platform could be in jeopardy.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of May 19, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Oliver Ryan	Common Stock	70.13%
Craig Benerofe	Common Stock	25.28%

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of Common Stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

 The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- At a discount of 20% to the price in the qualified equity financing, subject to a $2.5 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue at an annual interest rate of 4%, compounded quarterly.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further, non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights in the future.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. Additionally, we have set a minimum Closing Amount of $100,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,000,000 from investors through Regulation Crowdfunding before the deadline of August 14, 2017.

The minimum investment in this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-Major counterparts.

Other Classes of Securities of the Company

The following descriptions summarize important terms of the existing securities of Count It and do not provide every detail that may be of interest to investors in this offering. A description of the rights for Common Stock holders may be found in the Certificate of Incorporation and the Bylaws of the company.

Common Stock

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

The rights, preferences and privileges of the holders of the company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock and any additional classes of preferred stock that we may designate in the future.

What it Means to be a Minority Holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Offering Perks

All investors in this offering will receive a free one-year subscription to the Count.It PRO service for their company. It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns our securities.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC

Financial Condition

The following discussion includes information based on our unaudited operating data for 2017 and is subject to change once we complete our fiscal year, prepare our consolidated financial statements, and our accountant completes a financial review of those statements.

Results of Operations

The company's 2017 net revenue for the period ending April 3, 2017 was $8,027, an average of $2,676 per month, an increase of 33% from an average of $2,007 per month for the year ending on December 31, 2016. The cost of net revenues for the period ending April 3, 2017 was $4,258, an average of $1,419 per month, an increase of 5.9% from $1340 per month for the year ending December 31, 2016.

The company's net revenues for the year ended December 31, 2016 were $24,086, a 276% increase from $6,412 in 2015. Net revenues consist of all sales, less discounts and returns. There were two drivers of the 2016 revenue increases: First, the company made a one-time sale for $10,000 of domain names it owned. Second, the company saw an increase in paid subscribers to the company's wellness service, which was due, in turn, to a number of factors. In 2016, the company established a co-selling agreement with Garmin, a top manufacturer of fitness tracking devices.The company's revenues were primarily derived from the sale of

~~subscriptions and rewards. The primary driver of changes was an increase in paid subscribers to the company's wellness service due, in turn, to a number of factors. In 2016, the company established a co-selling agreement with Garmin, a top manufacturer of fitness tracking devices~~ The company made limited investments in online advertising. In addition, as the company has been in business longer, it has benefited from greater market awareness and word-of-mouth referrals.

Cost of net revenues primarily consists of rewards gift cards. Cost of gift cards in 2016 was $6,579, a 93% increase from $3,400 in 2015. Gross profit (revenues less the cost of producing those revenues) in 2016 was $8,009, an increase from -$7,750 in 2015.

The company's operating expenses consist of general and administrative, research and development, and sales and marketing costs. Operating expenses in 2016 amounted to $96,176, a 216% increase from $30,455 in 2015. The primary components of this increase were:

- A 121% increase in general and administrative costs to $53,037 due primarily to the fact that the company began paying rent in 2016, which it had not in 2015. This accounted for approx. $25,000 difference between the two years.
- A 1,621% increase in research and development expenses to $27,440 driven by increased spending on contract developers from 2015 to 2016. In 2015, total spending on contract developers was $1,000, while it increased to $26,709 in 2016.
- A 224% increase in sales and marketing expenses to $15,699 due mainly to $10,000 spent on targeted social media ad campaigns, and related fees paid to a contract marketing manager.

The company also had other expenses, which primarily consist of interest payments. Other expenses amounted to $3,169 in 2016, a 127% increase from $1,396 in 2015.

As a result of the foregoing factors, the company's net loss for 2016 was $91,366, an increase of 148% from a net loss of $36,901 in 2015.

Since the end of the period covered by the financial statements, our revenues and expenses have stayed about the same.

Liquidity and Capital Resources; Future Trends

To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the total amount of $206,442.

The company was initially capitalized by bridge loans from the founder in the amount of $200,856. The principal amount of notes outstanding as of May 17, 2017 was $10,000.

The company had approximately $13,908 cash on hand as of May 18, 2017. Currently, we estimate our burn rate (net cash out) to be on average $5,000 per month. The company will maintain operations for the short term by using bridge loans from Oliver Ryan (Founder and CEO).

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, it will defer the capital expenditures it has planned. Since the company is providing a software service, it does not need or keep any significant inventory.

Indebtedness

The company currently holds the following debt:

- $10,000 Bridge loan made on May 17, 2017 by the CEO at 2% annual interest rate and with a maturity date of May 17, 2020.
- $6,072 credit card balance with an annual percentage rate of 21.74%.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- On March 21, 2017, we issued 8,090,918 shares of Common Stock in reliance on Section 4(a)(2) under the Securities Act, in exchange for cancellation of the notes payable to the shareholders and services provided to the company. See "Related Party Transactions".
- On August 18, 2014, we issued 130,190 shares of Common Stock to the shareholders of Social Workout Media, Inc in reliance on Section 4(a)(2) under the Securities Act, in exchange for all assets of that company.
- On August 14, 2014, for our initial capitalization we issued 728,831 shares of Common Stock to four individuals in reliance on Section 4(a)(2) under the Securities Act, for the nominal consideration of $72.88.
- On July 3, 2014, we issued 40,000 shares of Common Stock to the Kentucky Science and Technology Corporation for $20,000 as part of an accelerator agreement.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods which include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to SeedInvest and legal, accounting and related expenses), will be approximately $83,000. We plan to use these proceeds as follows:

- Approximately 24% for Sales personnel.

- Approximately 33% for Software Engineering personnel and expenses.

- Approximately 25% for Marketing personnel and expenses.

- Approximately 10% for Operations personnel and expenses.

- Approximately 0% for CEO salary.

- Approximately 8% for rent.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,000,000, the net proceeds of this offering to the issuer will be approximately $915,500. We plan to use these proceeds as follows:

- Approximately 18% for Sales personnel.
- Approximately 30% for Software Engineering personnel and expenses.
- Approximately 22% for Marketing personnel and expenses.
- Approximately 16% for Operations personnel and expenses.
- Approximately 6% for CEO salary.
- Approximately 8% for rent.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be used for further enhancements to the product and development of the sales and marketing team.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.countit.com/investors which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/count.it/seed.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

● If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.